                    COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                 COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

                                                                                                                   Nine Months Ended
                                                                                                                      September 30,
                                                                                                                  -------------------
                                                    1998          1999          2000        2001        2002        2002        2003
                                                  --------      --------      -------     -------     -------     -------     -------
Ratio of Earnings to Fixed Charges:                                                                (in thousands, except ratios)
   Fixed charges:
     Interest expense                             $ 16,977      $ 23,361      $24,611     $20,737     $30,002     $23,307     $22,648
     Capitalized interest expense                    2,273          --           --           230         281         199         296
     Preferred stock dividends                        --           1,853        2,471       1,604       1,604       1,199         573
     Rental expense deemed interest                   --            --           --          --          --          --          --
                                                  --------      --------      -------     -------     -------     -------     -------
         Total fixed charges                      $ 19,250      $ 25,214      $27,082     $22,571     $31,887     $24,705     $23,517
                                                  ========      ========      =======     =======     =======     =======     =======
   Earnings, as defined:
     Income (loss) from continuing operations
         before income taxes                       (27,062)       (5,052)      63,034      53,085      19,350       4,119      73,254
   Interest expense                                 16,977        23,361       24,611      20,737      30,002      23,307      22,648
   Rental expense deemed interest                     --            --           --          --          --          --          --
                                                  --------      --------      -------     -------     -------     -------     -------
     Earnings, as defined (1)                     $(10,085)     $ 18,309      $87,645     $73,822     $49,352     $27,426     $95,902
                                                  ========      ========      =======     =======     =======     =======     =======
Ratio of earnings to fixed charges (2)                --            --           3.2x        3.3x        1.5x        1.1x        4.1x
                                                  ========      ========      =======     =======     =======     =======     =======
__________

     (1)  Earnings represents income before income taxes from continuing operations before fixed charges.

     (2)  For the purpose of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest expense, preferred stock dividends and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes from continuing operations before fixed charges. Earnings were insufficient to cover fixed charges by $29.3 million and $6.9 million for the years ended December 31, 1998 and
          1999, respectively.